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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RiverSource Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis	MN	55474
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey P. Fox 612-671-6741
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

220 South 6th Street, Suite 1400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 30 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey P. Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RiverSource Fund Distributors, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SHANNON KELLY BLUM
Notary Public-State of Minnesota
My Commission Expires
January 31, 2011

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RiverSource Fund Distributors, Inc.
Statement of Financial Condition
December 31, 2009

Contents



Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
RiverSource Fund Distributors, Inc.

We have audited the accompanying statement of financial condition of RiverSource Fund Distributors, Inc. (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of RiverSource Fund Distributors, Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States.

March 24, 2010

Ernst + Young LLP

A member firm of Ernst & Young Global Limited

RiverSource Fund Distributors, Inc.
Statement of Financial Condition
December 31, 2009
(in thousands except share data)

Assets		
Cash and cash equivalents	$	29,614
Receivables:		
Distribution fees		23,068
Service fees		664
Other		683
Deferred acquisition costs		36,133
Intangible assets, net of accumulated amortization of $156		1,844
Investments		824
Equipment and software, net of accumulated depreciation and amortization of $37		67
Total assets	$	92,897
Liabilities and Stockholder's Equity		
Liabilities:		
Payables:		
Due to affiliates	$	19,348
Other payables		9,875
Accrued salaries and employee benefits		4,525
Deferred income taxes, net		2,222
Total Liabilities		35,970
Stockholder's equity:		
Common stock $1 par value per share:		
Authorized, issued and outstanding shares - 250		—
Additional paid - in capital		52,839
Retained earnings		4,088
Total stockholder's equity		56,927
Total liabilities and stockholder's equity	$	92,897

See accompanying notes

RiverSource Fund Distributors, Inc.
Notes to Statement of Financial Condition
(in thousands)

1. Organization and Significant Accounting Policies

Organization

RiverSource Fund Distributors, Inc. (the Company) is incorporated under the laws of the state of Delaware. The Company is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company provides underwriting and distribution services for financial products of affiliated companies, including the RiverSource Funds. The Company's distribution services are performed pursuant to distribution agreements under which the Company, where applicable, receives distribution concessions, net of commissions paid to dealers for distribution on the Investment Companies' shares. Effective in November 2008, in addition to continuing these services, the Company began providing distribution services for the financial products sponsored by RiverSource Investments. The Company now serves as the distributor of the RiverSource complex of mutual funds which includes funds branded "RiverSource", "RiverSource Partners", "Threadneedle", and "Seligman" (collectively, the "RiverSource Funds"), and serves as a placement agent or distributor of private and foreign funds managed by RiverSource Investments. The Company also provides certain marketing, distribution and sales support services for the RiverSource Trust collective funds, which are sub-advised by RiverSource Investments.

Basis of Financial Statement Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities. These accounting estimates reflect the best judgment of management and actual amounts could differ.

Significant Accounting Policies

Cash and Cash Equivalents: Cash equivalents include time deposits and other highly liquid investments with original maturities of 90 days or less.

Deferred Acquisition Costs: Commissions and other direct variable distribution costs are paid to affiliates and outside distributors by the Company in connection with the sales of certain investment products and are deferred. Such deferred acquisition costs (DAC) are amortized over the estimated revenue generating lives of the related products. When the client's investment is redeemed, any remaining deferred acquisition costs are immediately recognized as expense in conjunction with the collection of a contingent deferred sales charge.

Intangible Assets: Intangible assets are comprised of distribution relationships and are amortized over their estimated useful lives unless they are deemed to have indefinite useful lives. The Company evaluates the definite lived intangible assets remaining useful lives annually on the measurement date of July 1 and tests for impairment whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. For definite lived intangible assets subject to amortization, impairment to fair value is recognized if the carrying amount is not recoverable. No impairments were identified as a result of these tests for the year ended December 31, 2009.

Equipment and Software: Equipment and software are carried at cost less accumulated depreciation and amortization. The Company capitalizes certain costs to develop or obtain software for internal use. The Company generally uses the straight-line method of depreciation and amortization over a period ranging from three to ten years.

(in thousands)

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Measuring Liabilities at Fair Value

In August 2009, the FASB updated the accounting standards to provide additional guidance on estimating the fair value of a liability in a hypothetical transaction where the liability is transferred to a market participant. The standard is effective for the first reporting period, including interim periods, beginning after issuance. The Company adopted the standard in 2009. The adoption did not have a material effect on the Company's financial condition.

The Hierarchy of GAAP

In June 2009, the FASB established the FASB Accounting Standards Codification™ ("Codification") as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with GAAP. The Codification supersedes existing non-grandfathered, non-SEC accounting and reporting standards. The Codification did not change GAAP but rather organized it into a hierarchy where all guidance within the Codification carries an equal level of authority. The Codification became effective on July 1, 2009. The Codification did not have a material effect on the Company's financial condition.

Subsequent Events

In May 2009, the FASB updated the accounting standards on the recognition and disclosure of subsequent events. The standard is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The Company adopted the standard in 2009. The adoption did not have a material effect on the Company's financial condition. See note 8 for the required disclosure.

Fair Value

In April 2009, the FASB updated the accounting standards to provide guidance on estimating the fair value of a financial asset or liability when the trade volume and level of activity for the asset or liability have significantly decreased relative to historical levels. The standard requires entities to disclose the inputs and valuation techniques used to measure fair value and any changes in valuation inputs or techniques. In addition, debt and equity securities as defined by GAAP shall be disclosed by major category. This standard is effective for annual reporting periods ending after June 15, 2009 and is to be applied prospectively. The Company adopted the standard in 2009. The adoption did not have a material effect on the Company's financial condition.

Future Adoption of New Accounting Standards

Accounting for Transfers of Financial Assets

In June 2009, the FASB updated the accounting standards related to accounting for transfers of financial assets. The standard improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. The standard is effective for interim and annual reporting periods beginning after November 15, 2009, with early adoption prohibited, and must be applied to transfers of financial assets occurring on or after the effective date. The adoption of the standard is not expected to have a material effect on the Company's financial condition.

(in thousands)

3. Intangible Assets

The five year forecast of future amortization of intangible assets is as follows:

2010	$ 133
2011	$ 133
2012	$ 133
2013	$ 133
2014	$ 133

4. Income Taxes

The Company files a consolidated income tax return with the Parent which includes the Parent and all of its non-life insurance subsidiaries. The provision for current income taxes is determined on a separate entity basis, except that any benefit for losses is recognized only to the extent that they can be utilized in the consolidated return. It is the policy of the Parent to reimburse subsidiaries for any current tax benefits recognized. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. State taxes are allocated to subsidiaries based on apportionment factors.

The Company had a receivable from the Parent for federal income taxes of $1,151 at December 31, 2009.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2009 are as follows:

Deferred income tax assets:	
Deferred compensation and bonuses	$ 242
Other	9
Total deferred income tax assets	251
Deferred income tax liabilities:	
Deferred acquisition and bonuses	(1,626)
Other	(747)
State taxes payable	(100)
Total deferred income tax liabilities	(2,473)
Net deferred income tax liability	$ (2,222)

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. There were no interest or penalties accrued for uncertain tax benefits as of January 1, 2009 and December 31, 2009.

5. Fair Values of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 – Prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Cash Equivalents

Cash equivalents include actively traded money market funds that are measured at their net asset value and are classified as level 1.

Investments

Investments consist of mutual funds and are value based on quoted prices in active markets and are classified as level 1.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2009			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 28,931	$ —	$ —	$ 28,931
Mutual funds	824	—	—	$ 824
Total assets at fair value	$ 29,755	$ —	$ —	$ 29,755

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis.

Fair Value of Financial Instruments: Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2009, which are reasonable estimates of fair value.

6. Net Capital Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2009, the Company had net capital of $13,426, which was $13,176 in excess of the amount required to be maintained.

7. Related-Party Transactions

The Company provides various services to other affiliates, and is compensated for these services pursuant to various agreements with the affiliates to which the services are provided. The most significant activity includes providing distribution services for mutual funds and insurance products sold through an affiliated field force and outside distributors.

The Company participates in the Parent's 2005 Incentive Compensation Plan. Employees are eligible to receive incentive awards including stock options, restricted stock awards (RSAs), restricted stock units (RSUs), deferred share units (DSUs) performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction.

The Company participates in the Parent's Retirement Plan (the Plan) which covers all permanent employees age 21 and over who have met certain employment requirements. Contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company also participates in the defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in the defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements. Upon retirement, such employees are considered to have been employees of the Parent.

8. Subsequent Events

The Company has evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.

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Statement of Financial Condition

RiverSource Fund Distributors, Inc.
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


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